Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 14, 2013

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings, comprehensive income, cash flows, and changes in equity for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

February 14, 2013

Vancouver, Canada

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s consolidated financial statements.

We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Ltd. (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and associates and 9.3% of net earnings of Goldcorp, as of and for the year ended December 31, 2012, as disclosed in the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2012, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 14, 2013

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REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which the Company holds a 37.5% interest and proportionately consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and associates and 9.3% of net earnings of the consolidated financial statements as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 14, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

February 14, 2013

Vancouver, Canada

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CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2012	2011

Revenues	16	$5,435	$5,362

Mine operating costs

Production costs	8	(2,337)	(2,042)

Depreciation and depletion	13(e) & 16	(675)	(694)

		(3,012)	(2,736)

Earnings from mine operations		2,423	2,626

Exploration and evaluation costs	13(b)	(55)	(61)

Share of net earnings (losses) of associates	14	47	(98)

Corporate administration	8(i), 25(c) & (d)	(245)	(229)

Earnings from operations and associates	16	2,170	2,238

Gains on disposition of securities, net	23(b)(ii)	4	319

Impairment of available-for-sale securities	23(b)(i)	(71)	(87)

Gains on derivatives, net	23(a)	155	82

Gains on dispositions of mining interests, net	13(d)	12	-

Finance costs	9	(30)	(23)

Other income		12	38

Earnings before taxes		2,252	2,567

Income taxes	22	(503)	(686)

Net earnings attributable to shareholders of Goldorp Inc.		$1,749	$1,881

Net earnings per share	26

Basic		$2.16	$2.34

Diluted		1.95	2.18

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2012	2011

Net earnings		$1,749	$1,881

Other comprehensive income (loss), net of tax	23(b)

Mark-to-market losses on available-for-sale securities		(52)	(199)

Reclassification adjustment for impairment losses included in net earnings		63	76

Reclassification adjustment for realized gain on disposition of available-for-sale securities recognized in net earnings		(3)	(294)

		8	(417)

Total comprehensive income attributable to shareholders of Goldcorp Inc.		$1,757	$1,464

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2012	2011

Operating Activities

Net earnings		$1,749	$1,881

Adjustments for:

Reclamation expenditures	21	(21)	(23)

Gains on disposition of securities, net	23(b)(ii)	(4)	(319)

Gains on dispositions of mining interests, net	13(d)	(12)	-

Items not affecting cash:

Depreciation and depletion	13(e) & 16	675	694

Share of net (earnings) losses of associates	14	(47)	98

Share-based compensation expense	25(c) & (d)	82	100

Impairment of available-for-sale securities	23(b)(i)	71	87

Realized gain on share purchase warrants, net	23(a)(ii)	-	(33)

Unrealized gains on derivatives, net	23(a)	(155)	(61)

Revisions in estimates and accretion of reclamation and closure cost obligations	21	99	35

Deferred income tax (recovery) expense	22	(32)	213

Other		3	20

Change in working capital	27	(311)	(326)

Net cash provided by operating activities		2,097	2,366

Investing Activities

Expenditures on mining interests	16(g)	(2,333)	(1,677)

Deposits on mining interests expenditures		(275)	(101)

Interest paid	13(a), 16(g) & 20	(17)	(17)

Return of capital investment in Pueblo Viejo	13(f)	-	64

Proceeds from dispositions of mining interests, net	13(d)	43	-

Purchases of securities and other investments		(19)	(507)

Proceeds from sales of securities and other investments, net	23(b)(ii) & 27	289	735

Other		16	(5)

Net cash used in investing activities of continuing operations		(2,296)	(1,508)

Net cash provided by (used in) investing activities of discontinued operations	11 & 27	10	(58)

Financing Activities

Common shares issued, net of issue costs	23(a)(ii) & 25(a)	44	477

Dividends paid to shareholders	26	(438)	(330)

Net cash (used in) provided by financing activities		(394)	147

Effect of exchange rate changes on cash and cash equivalents		(1)	(1)

(Decrease) increase in cash and cash equivalents		(584)	946

Cash and cash equivalents, beginning of year		1,502	556

Cash and cash equivalents, end of year	27	$918	$1,502

Supplemental cash flow information (note 27)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2012	At December 31 2011

Assets

Current assets

Cash and cash equivalents	27	$918	$1,502

Accounts receivable	23(a)	713	473

Inventories and stockpiled ore	10	722	574

Notes receivable	11	5	40

Other	12	170	361

		2,528	2,950

Mining interests

Owned by subsidiaries	13	24,279	22,673

Investments in associates	13 & 14	2,088	1,536

	13	26,367	24,209

Goodwill	17	1,737	1,737

Investments in securities	18	162	207

Note receivable	11	37	42

Deposits on mining interests expenditures		95	73

Other	19	286	156

Total assets	16	$31,212	$29,374

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$886	$619

Income taxes payable		151	48

Derivative liabilities	23(a)	68	65

Other		70	39

		1,175	771

Deferred income taxes	22	5,542	5,560

Long-term debt	20	783	737

Derivative liabilities	23(a)	79	237

Provisions	21	518	375

Income taxes payable		62	113

Other		124	96

Total liabilities	16	8,283	7,889

Equity

Shareholders’ equity

Common shares, stock options and restricted share units		17,117	16,992

Investment revaluation reserve		51	43

Retained earnings		5,548	4,237

		22,716	21,272

Non-controlling interests		213	213

Total equity		22,929	21,485

Total liabilities and equity		$31,212	$29,374

Commitments and contingencies (notes 13(l), 23(d)(ii), 29 & 30); Subsequent events (note 31).

Approved by the Board of Directors and authorized for issue on February 14, 2013.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares		Stock options and restricted share units			Attributable to shareholders of Goldcorp Inc.	Non- controlling interests	Total
	Shares issued, fully paid with no par value	Amount		Investment revaluation reserve	Retained earnings

At January 1, 2012	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

Total comprehensive income

Net earnings	-	-	-	-	1,749	1,749	-	1,749

Other comprehensive income	-	-	-	8	-	8	-	8

	-	-	-	8	1,749	1,757	-	1,757

Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	1,578	72	(28)	-	-	44	-	44

Share-based compensation expense (note 25(c))	-	-	81	-	-	81	-	81

Dividends (note 26)	-	-	-	-	(438)	(438)	-	(438)

At December 31, 2012	811,519	$16,865	$252	$51	$5,548	$22,716	$213	$22,929

	Common Shares		Stock options and restricted share units			Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
	Shares issued, fully paid with no par value	Amount		Investment revaluation reserve	Retained earnings

At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$213	$19,766

Total comprehensive income

Net earnings	-	-	-	-	1,881	1,881	-	1,881

Other comprehensive loss	-	-	-	(417)	-	(417)	-	(417)

	-	-	-	(417)	1,881	1,464	-	1,464

Shares issued in connection with the exercise of share purchase warrants (note 23(a)(ii))	7,849	372	-	-	-	372	-	372

Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	3,718	163	(43)	-	-	120	-	120

Share-based compensation expense (note 25(c))	-	-	93	-	-	93	-	93

Dividends (note 26)	-	-	-	-	(330)	(330)	-	(330)

At December 31, 2011	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485

The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At December 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2012 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 30(b)), which achieved commercial production in January 2013 (note 31(a)); the El Morro gold/copper project (70% interest) in Chile (note 30(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.1% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2012. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for derivative assets and liabilities, and other financial assets classified as at fair value through profit or loss, or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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(In millions of United States dollars, except where noted)

(b)	Currency of presentation

All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2012 were as follows:

Direct parent company (mine site and operating segment) (note 16)	Location	Ownership interest	Mining properties and development projects owned (note 13)

Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following significant investments in associates (note 3(e)) that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets (note 3(d)) that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 13)

Associates (note 14)

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project

Primero Mining Corp.	Mexico	32.1%	San Dimas mine

Tahoe Resources Inc.	Guatemala	39.9%	Escobal

Jointly controlled entity (note 15)

Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine

Jointly controlled assets

Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures to conform the significant accounting policies used in their preparation to those used by the Company.

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(In millions of United States dollars, except where noted)

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of a SPE.

(d)	Interests in joint ventures

The Company conducts a portion of its business through joint ventures whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic, financial and operating policies of the joint venture.

The Company has interests in two types of joint ventures:

Jointly controlled entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. The Company has chosen to account for interests in jointly controlled entities using the proportionate consolidation method, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses are recognized within each applicable line item of the consolidated financial statements. The Company’s share of results in jointly controlled entities has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled entities are eliminated to the extent of the Company’s interest.

Jointly controlled assets

Jointly controlled assets do not give rise to the establishment of a separate jointly controlled entity but are jointly owned and dedicated to the purposes of the joint venture. With respect to its interest in jointly controlled assets, the Company records its proportionate share of jointly controlled assets, liabilities it has incurred with the other joint venture participant, revenues generated by the jointly controlled assets and expenses incurred by the joint venture. The Company’s share of results in the jointly controlled assets has been and will be recognized in the Company’s consolidated financial statements from the date the Company obtained joint control to the date at which it loses joint control.

Intercompany transactions between the Company and jointly controlled assets are eliminated to the extent of the Company’s interest.

(e)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

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(In millions of United States dollars, except where noted)

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value-in-use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

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(In millions of United States dollars, except where noted)

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

GOLDCORP    |  14

(In millions of United States dollars, except where noted)

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, the foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, proceeds from the potential exercise of dilutive stock options, restricted share units and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. In addition, the effect of the Company’s dilutive share purchase warrants includes adjusting the numerator for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the dilutive share purchase warrants. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

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(In millions of United States dollars, except where noted)

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings.

(n)	Mining interests

Mining interests include mining properties and related plant and equipment.

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

GOLDCORP    |  16

(In millions of United States dollars, except where noted)

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(q)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

•

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

•	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

•

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

GOLDCORP    |  17

(In millions of United States dollars, except where noted)

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use. All other borrowing costs are expensed in the period in which they are incurred.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

(i)	Expenditures for the qualifying asset are being incurred;

(ii)	Borrowing costs are being incurred; and

(iii)	Activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2012, an insignificant amount of resources was included in recoverable ounces.

GOLDCORP    |  18

(In millions of United States dollars, except where noted)

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)	Other factors include one or more of the following:

a.	A significant portion of plant/mill capacity has been achieved;

b.	A significant portion of available funding is directed towards operating activities;

c.	A pre-determined, reasonable period of time has passed; or

d.	Significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value-in-use. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value-in-use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

GOLDCORP    |  19

(In millions of United States dollars, except where noted)

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine

Underground infrastructure	life of mine

Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

GOLDCORP    |  20

(In millions of United States dollars, except where noted)

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(q)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in finance costs in the Consolidated Statements of Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Estimates of future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs which are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the

GOLDCORP    |  21

(In millions of United States dollars, except where noted)

discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings. The provision for reclamation and closure cost obligations is re-measured at the end of each reporting period for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings. Reclamation and closure cost obligations related to inactive mines are included in production costs in the Consolidated Statements of Earnings on initial recognition and subsequently when re-measured.

(r)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously

GOLDCORP    |  22

(In millions of United States dollars, except where noted)

recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available-for-sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans, held-to-maturity investments, and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(s)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

GOLDCORP    |  23

(In millions of United States dollars, except where noted)

Performance share units (“PSUs”) awarded to eligible executives are settled in cash. The fair value of the estimated number of PSUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration in the Consolidated Statements of Earnings over the vesting period of the PSUs, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of PSUs is estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage.

(t)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2013

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – special purpose entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

GOLDCORP    |  24

(In millions of United States dollars, except where noted)

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. There are no other significant impacts on the Company’s consolidated financial statements.

For the year ended December 31, 2012, the net effect of accounting for Alumbrera using the equity method would be as follows (note 15):

Post-adoption Effect on Consolidated Statements of Earnings	For the year ended December 31, 2012

	As presented	JV adjusted	Post- adoption
Revenues including share of JV revenues	$5,435	$-	$5,435
Less: Share of joint venture revenues	-	(615)	(615)
Revenues	5,435	(615)	4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of equity accounted entities	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$-	$1,749

The effect of using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the year ended December 31, 2012 to the Company’s operating cash flows would be as follows:

Post-adoption Effect on Consolidated Operating Cash Flows	For the year ended December 31, 2012

	As presented	JV adjusted	Post- adoption
Net earnings	$1,749	$-	$1,749
Share of net earnings of equity accounted entities	(47)	(163)	(210)
Other	395	23	418
Net cash provided by operating activities	$2,097	$(140)	$1,957

The impact of using the equity method as at December 31, 2012 on the Company’s mining interests, including investments in equity accounted entities, and to other assets and total liabilities on the Consolidated Balance Sheet would be as follows:

GOLDCORP    |  25

(In millions of United States dollars, except where noted)

Post-adoption Effect on Consolidated Balance Sheet	At December 31, 2012

	As presented	JV adjusted	Post- adoption
Current assets	$2,528	$(333)	$2,195

Mining interests – Owned by subsidiaries	24,279	(377)	23,902

Mining interests – Investments in equity accounted entities	2,088	569	2,657

Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(239)	$30,973
Total liabilities	$(8,283)	$239	$(8,044)
Net assets	$22,929	$-	$22,929

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair  Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The application of IFRS 13 will not have a significant impact on the Company’s consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will not have a significant impact on the Company’s consolidated financial statements.

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments to IAS 19 will not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in

GOLDCORP    |  26

(In millions of United States dollars, except where noted)

future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The application of IFRIC 20 will not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management. During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine (note 31(a)).

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

GOLDCORP    |  27

(In millions of United States dollars, except where noted)

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates (note 17). Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million for the Company’s equity investment in Primero (notes 13(c) & 14) primarily due to an increase in Primero’s quoted market price in 2012 which indicated that the impairment expense recognized during the year ended December 31, 2011 had reversed.

At December 31, 2012, the carrying amounts of the Company’s mining interests and goodwill were $26,367 million and $1,737 million, respectively (notes 13 & 17).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to

GOLDCORP    |  28

(In millions of United States dollars, except where noted)

determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2012, the carrying amount of current and non-current inventories was $837 million (2011 – $655 million) (note 10).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the phases, pit, or mining property as appropriate (“strip ratio”). Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2012, the carrying amount of stripping costs capitalized was $161 million (2011 – $90 million).

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying

GOLDCORP    |  29

(In millions of United States dollars, except where noted)

interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $519 million (2011 – $395 million). The undiscounted value of these obligations is $2,813 million (2011 – $1,354 million) (note 21).

For the purposes of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash flows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2012, the Company applied a 30-year risk-free rate of 2.9% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. The weighted average of the two discount rates was 4.9% (2011 – 4.6%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2012, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on

GOLDCORP    |  30

(In millions of United States dollars, except where noted)

certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has assessed the implications of these amendments and has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012, other than what is presently recorded.

7.	ACQUISITIONS OF MINING INTERESTS

(a)	Agua Rica

On August 31, 2011, the Company and Xstrata Queensland Limited (“Xstrata Queensland”) signed a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited Sucursal Argentina (“Alumbrera SA”), an entity which the Company jointly controls with Xstrata Queensland and Yamana, was granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for payments over the four-year option period from the Company and Xstrata Queensland totalling $110 million. During the four-year option period, Alumbrera SA will manage the Agua Rica project and fund a feasibility study and all development costs. In addition to the $110 million payments from the Company and Xstrata Queensland, Yamana will receive $150 million upon an approval to proceed with construction and on exercise of the option to acquire the Agua Rica project and an additional $50 million on commissioning. Yamana will also be entitled to receive 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. In accordance with the terms of the option agreement, the Company and Xstrata Queensland have made cumulative payments amounting to $50 million (Goldcorp’s share – $21 million).

The mining interest acquired has been assigned to and included in the Company’s Alumbrera reportable operating segment (notes 13, 15 & 16).

8.	PRODUCTION COSTS

Years ended December 31	2012	2011

Raw materials and consumables	$1,141	$1,002

Salaries and employee benefits (i)	472	457

Contractors	366	299

Royalties (note 13(l))	125	153

Change in inventories	(97)	(119)

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	84	21

Other	246	229

	$2,337	$2,042

(i)	Excludes $64 million (2011 – $53 million) of salaries and employee benefits included in corporate administration expense.

9.	FINANCE COSTS

Years ended December 31	2012	2011

Interest expense	$10	$7

Finance fees	4	2

Accretion of reclamation and closure cost obligations (note 21)	16	14

	$30	$23

GOLDCORP    |  31

(In millions of United States dollars, except where noted)

10.	INVENTORIES AND STOCKPILED ORE

	At December 31 2012	At December 31 2011

Supplies	$244	$179

Finished goods	80	80

Work-in-process	38	23

Heap leach ore	304	237

Stockpiled ore	171	136

	837	655

Less: non-current stockpiled ore (note 19)	(115)	(81)

	$722	$574

The costs of inventories recognized as an expense for the year ended December 31, 2012 amounted to $2,631 million which is included in mine operating costs (2011 – $2,422 million).

The majority of the stockpiled ore is located at Alumbrera and is forecast to be drawn down throughout the remainder of Alumbrera’s mine life, until 2018. The portion that is to be processed over a period beyond the normal operating cycle is classified as non-current.

11.	NOTES RECEIVABLE

	At December 31 2012	At December 31 2011

$60 million 1-year Primero convertible note	$-	$30

$50 million 5-year Primero promissory note	42	52

	42	82

Current notes receivable within one year	(5)	(40)

Non-current notes receivable after one year	$37	$42

As partial consideration for the disposition of the San Dimas Assets/San Dimas Silver Wheaton Silver Purchase Agreement, the Company received the 1-year Primero convertible promissory note receivable and 5-year Primero promissory note (the “Primero Notes”). The Primero Notes are measured at amortized cost using the effective interest method and are accreted to the face value of the Primero Notes over the original terms using an annual effective interest rate of 5.0% and 5.5%, respectively. The conversion feature of the 1-year Primero convertible promissory note receivable (“Primero Convertible Note”) was an embedded derivative which was accounted for separately from the host note receivable and was measured at fair value at each balance sheet date.

On August 5, 2011, the Company exercised its option to extend the maturity of the Primero Convertible Note for an additional year with a revised maturity date of August 5, 2012. On October 19, 2011, Primero elected to repay $30 million of the principal amount of the Primero Convertible Note in cash. On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal amount. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million). Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

Interest income on the notes for the year ended December 31, 2012 amounted to $3 million, net of a nominal amount of accretion (2011 – $6 million, net of $1 million of accretion). The accrued interest receivable at December 31, 2012 of $nil million (December 31, 2011 – $5 million) is included in other current assets (note 12).

GOLDCORP    |  32

(In millions of United States dollars, except where noted)

12.	OTHER CURRENT ASSETS

	At December 31 2012	At December 31 2011

Current derivative assets (note 23(a))	$42	$21

Prepaid expenses and other	46	48

Marketable securities (notes 18 & 23(b))	12	15

Money market investments (a)	-	272

Income taxes receivable	25	5

Other receivables	45	-

	$170	$361

(a)	The Company may hold certain cash balances as deposits with terms greater than 90 days. The investments are classified as held-to-maturity and measured at amortized cost.

GOLDCORP    |  33

(In millions of United States dollars, except where noted)

13.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates (c)(d)	Total

Cost

At January 1, 2012	$7,087	$5,682	$8,833	$3,993	$1,536	$27,131

Expenditures on mining interests (a)(b)	642	624	9	740	506	2,521

Share of net earnings of associates (c)(d)	-	-	-	-	47	47

Transfers and other movements (g)	147	222	(302)	205	(1)	271

At December 31, 2012	7,876	6,528	8,540	4,938	2,088	29,970

Accumulated depreciation and depletion

At January 1, 2012	(1,780)	-	-	(1,142)		(2,922)

Depreciation and depletion (e)	(399)	-	-	(324)		(723)

Transfers and other movements (g)	(44)	-	-	86		42

At December 31, 2012	(2,223)	-	-	(1,380)		(3,603)

Carrying amount – December 31, 2012	$5,653	$6,528	$8,540	$3,558	$2,088	$26,367

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates (c)	Total

Cost

At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445

Expenditures on mining interests (a)(b)	442	431	13	475	447	1,808

Share of net losses of associates (c)	-	-	-	-	(98)	(98)

Return of capital invested (f)	-	-	-	-	(64)	(64)

Transfers and other movements (g)	498	256	(829)	115	-	40

At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131

Accumulated depreciation and depletion

At January 1, 2011	(1,357)	-	-	(863)		(2,220)

Depreciation and depletion (e)	(423)	-	-	(307)		(730)

Transfers and other movements (g)	-	-	-	28		28

At December 31, 2011	(1,780)	-	-	(1,142)		(2,922)

Carrying amount – December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

GOLDCORP    |  34

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	At December 31 2012	At December 31 2011

Red Lake (j)	$647	$905	$759	$475	$2,786	$2,592

Porcupine	309	58	-	145	512	442

Musselwhite	157	6	119	237	519	467

Éléonore (a)	-	1,258	-	446	1,704	1,235

Peñasquito (a)(j)	3,089	775	5,591	1,221	10,676	10,488

Los Filos	538	37	-	180	755	733

El Sauzal	63	-	-	13	76	101

Marlin	469	64	35	171	739	725

Cerro Blanco	-	167	-	8	175	129

Alumbrera	201	-	34	142	377	424

Cerro Negro (a)	-	2,001	1,781	343	4,125	3,670

Marigold	155	6	20	67	248	222

Wharf	25	-	-	16	41	36

El Morro (a)	-	1,251	115	17	1,383	1,272

Corporate and other (k)	-	-	86	77	163	137

	$5,653	$6,528	$8,540	$3,558	$24,279	$22,673

Investments in associates

Pueblo Viejo (f)					1,546	1,052

Primero (c)(d)					197	100

Tahoe					345	384

					2,088	1,536

					$26,367	$24,209

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2012	2011

Éléonore	$14	$8

Camino Rojo (j)	7	9

Cerro Negro	26	25

El Morro	16	17

	$63	$59

The amounts capitalized were determined by applying the weighted average cost of borrowings during the years ended December 31, 2012 and 2011 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

(b)

During the year ended December 31, 2012, the Company incurred $207 million (2011 – $198 million) in exploration and evaluation expenditures, of which $152 million (2011 – $137 million) have been capitalized and included in expenditures on mining interests. The remaining $55 million (2011 – $61 million) were expensed.

(c)

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million (2011 – impairment expense of $65 million) in respect of the Company’s investment in Primero.

(d)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million)

GOLDCORP    |  35

(In millions of United States dollars, except where noted)

and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(e)

Depreciation and depletion expensed for the year ended December 31, 2012 was $675 million (2011 – $694 million) as compared to total depreciation and depletion of $723 million (2011 – $730 million) due to the capitalization of depreciation of $38 million (2011 – $15 million) relating to development projects, and movements in amounts allocated to work in progress inventories of $10 million (2011 – $21 million).

(f)

During the year ended December 31, 2011, the Company received a $64 million return of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project, which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests. There was no return of investment during the year ended December 31, 2012.

(g)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(h)

At December 31, 2012, assets under construction and therefore not yet being depreciated, included in the carrying amount of plant and equipment, amounted to $786 million (December 31, 2011 – $477 million).

(i)	At December 31, 2012, finance leases included in the carrying amount of plant and equipment amounted to $86 million (December 31, 2011 – $2 million).

(j)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito and Red Lake mining properties, respectively.

(k)	Corporate and other includes exploration properties in Mexico with a carrying value as at December 31, 2012 of $86 million (2011 – $86 million).

(l)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of the sale of gold and other metals. For the year ended December 31, 2012, royalties included in production costs amounted to $125 million (2011 – $153 million) (note 8). At December 31, 2012, the significant royalty arrangements of the Company were as follows:

Producing mining properties:

Musselwhite	1 – 5% of NPI

Peñasquito	2% of NSR

Marlin (i)	5% of NSR

Alumbrera	3% of modified NSR plus 20% YMAD royalty

Marigold	5 – 10% of NSR

Development projects:

Éléonore	2.2 – 3.5% of NSR

Cerro Blanco (i)	4% of NSR

Cerro Negro	3 – 4% of modified NSR and 1% of net earnings

El Morro	2% of NSR

Pueblo Viejo	3.2% of NSR; 0 – 28.8% NPI

(i)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenues. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

GOLDCORP    |  36

(In millions of United States dollars, except where noted)

14.	INVESTMENTS IN ASSOCIATES

At December 31, 2012, the Company has a 40% interest in Pueblo Viejo, a 32.1% interest in Primero (a) and a 39.9% interest in Tahoe (a) which are accounted for using the equity method and the Company adjusts each associate’s financial results where appropriate to give effect to uniform accounting policies. Summarized financial information of Pueblo Viejo, Primero, and Tahoe is as follows:

Years ended December 31	2012	2011

Revenues	$183	$157

Net losses of associates	$(34)	$(80)

The Company’s equity share of net losses of associates	$(18)	$(33)

	At December 31 2012	At December 31 2011

Current assets	$590	$542

Non-current assets	5,651	4,501

	6,241	5,043

Current liabilities	(349)	(292)

Non-current liabilities	(3,086)	(1,979)

	(3,435)	(2,271)

Net assets	$2,806	$2,772

The Company’s equity share of net assets of associates	$1,076	$1,090

	2012	2011

Cost of the Company’s investments in associates at January 1	$1,536	$1,251

Expenditures and investments, net of distributions (note 13)	506	383

Ownership interest in associates acquired in the year (note 13(d))	30	-

Partial disposition of investment in associate (note 13(d))	(31)	-

The Company’s share of net losses of associates (b)	(18)	(33)

Impairment reversal (expense) of investment in associate (note 13(c))	65	(65)

Cost of the Company’s investments in associates at December 31	$2,088	$1,536

(a)	The quoted market values of the Company’s investments in Primero and Tahoe at December 31, 2012 was $200 million and $1,062 million, respectively, based on the closing share prices.

(b)

During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million), in respect of certain power assets (December 31, 2011 – $45 million, net of tax; Goldcorp’s share – $18 million).

(c)	At December 31, 2012, the Company’s share of associates’ commitments is $88 million (2011 – $326 million). These commitments are included in the Company’s consolidated commitments (note 23(d)(ii)).

(d)

On December 13, 2012, Primero announced its intention to acquire 100% of the issued and outstanding shares of Cerro Resources NL (“Cerro”). Cerro holds a 69% interest in the feasibility stage Cerro del Gallo project in Mexico. The remaining 31% of the Cerro del Gallo project is held by the Company. Upon completion of the transaction, the Company would hold a direct and indirect holding of approximately 53% in the project.

GOLDCORP    |  37

(In millions of United States dollars, except where noted)

15.	JOINTLY CONTROLLED ENTITY

The Company has a 37.5% interest in one jointly controlled entity, Alumbrera(a). The Company’s share of net earnings and comprehensive income and cash flows of Alumbrera for the years ended December 31 is as follows:

	2012	2011

Revenues	$615	$571

Production costs	(301)	(335)

Depreciation and depletion	(73)	(60)

Earnings from mine operations	241	176

Finance costs	(3)	(6)

Other income/expenses	(4)	-

Income taxes	(71)	(52)

Net earnings and comprehensive income	$163	$118

	2012	2011

Operating activities	$140	$224

Investing activities	(23)	(21)

Financing activities (b)	-	(211)

Increase (decrease) in cash and cash equivalents	$117	$(8)

The Company’s share of Alumbrera’s net assets is as follows:
	At December 31 2012	At December 31 2011

Current assets	$333	$139

Mining interests	377	424

Other non-current assets	98	69

	808	632

Current liabilities	(113)	(95)

Deferred income taxes	(108)	(118)

Provisions	(18)	(19)

	(239)	(232)

Net assets	$569	$400

(a)

The Company’s share of commitments and contingent liabilities of Alumbrera incurred jointly by investors is $4 million (December 31, 2011 – $6 million), excluding the option payments arising from Alumbrera’s acquisition of the Agua Rica project.

(b)	Financing activities is comprised of intercompany payments including dividends, intercompany loans and interest payments which are eliminated upon consolidation.

(c)

As a result of the application of new accounting standards effective for annual periods on or after January 1, 2013 (note 4), the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Cash Flows, and Consolidated Balance Sheets, respectively.

GOLDCORP    |  38

(In millions of United States dollars, except where noted)

16.	SEGMENTED INFORMATION

The Company’s reportable operating segments reflect the Company’s individual mining interests and are reported in a manner consistent with the internal reporting used by the Company’s management to assess the Company’s performance.

Significant information relating to the Company’s reportable operating segments are summarized in the tables below:

	Revenues (d)	Depreciation and depletion	Earnings (loss) from operations and associates (e)(f)	Expenditures on mining interests (g)
	Year ended December 31, 2012

Red Lake (a)	$852	$83	$503	$281

Porcupine	439	51	88	111

Musselwhite	403	44	161	99

Éléonore	-	-	-	471

Peñasquito (a)	1,588	207	640	259

Los Filos	565	50	325	85

El Sauzal	137	35	41	9

Marlin	551	100	256	97

Cerro Blanco	-	-	-	46

Alumbrera (note 15)	615	73	241	29

Cerro Negro (h)	-	-	-	322

Marigold	160	17	67	46

Wharf	125	4	67	8

El Morro	-	-	-	112

Pueblo Viejo	-	-	(12)	506

Other (c)	-	11	(207)	40

Total	$5,435	$675	$2,170	$2,521

	Year ended December 31, 2011

Red Lake (a)	$971	$89	$636	$268

Porcupine	434	80	132	92

Musselwhite	381	36	158	67

Éléonore	-	-	-	234

Peñasquito (a)	1,144	170	376	170

Los Filos	522	58	302	74

El Sauzal	160	43	62	11

Marlin	907	129	607	105

Cerro Blanco	-	-	-	45

Alumbrera (note 15)	571	60	176	27

Cerro Negro (h)	-	-	-	122

Marigold	163	19	61	25

Wharf	109	3	58	16

El Morro	-	-	-	95

Pueblo Viejo	-	-	(16)	447

Other (c)	-	7	(314)	10

Total	$5,362	$694	$2,238	$1,808

GOLDCORP    |  39

(In millions of United States dollars, except where noted)

	Total assets
	At December 31 2012	At December 31 2011

Red Lake (a)	$3,477	$3,039

Porcupine	552	483

Musselwhite	550	488

Éléonore	1,808	1,269

Peñasquito (a)	11,790	11,363

Los Filos	1,223	1,226

El Sauzal	73	222

Marlin	872	1,159

Cerro Blanco	180	133

Alumbrera	808	632

Cerro Negro (h)	5,312	4,732

Marigold	356	324

Wharf	83	105

El Morro	1,395	1,292

Pueblo Viejo (b)	1,546	1,052

Other (c)	1,187	1,855

Total	$31,212	$29,374

	Total liabilities
	At December 31 2012	At December 31 2011

Red Lake (a)	$124	$95

Porcupine	259	173

Musselwhite	93	81

Éléonore	492	392

Peñasquito (a)	3,011	2,947

Los Filos	116	103

El Sauzal	60	60

Marlin	115	97

Cerro Blanco	3	5

Alumbrera	233	228

Cerro Negro	1,362	1,203

Marigold	71	71

Wharf	39	51

El Morro	468	448

Other (c)	1,837	1,935

Total	$8,283	$7,889

(a)	The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the Peñasquito and Red Lake reportable operating segments, respectively.

(b)	Total assets include the reduction in the Company’s investment balance as a result of the $64 million return of the Company’s investment received during the year ended December 31, 2011 (note 13(f)).

(c)

Includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at December 31, 2012 were $559 million and $1,837 million, respectively (December 31, 2011 – $1,285 million and $1,935

GOLDCORP    |  40

(In millions of United States dollars, except where noted)

million). At December 31, 2012, exploration properties in Mexico had total assets and total liabilities carrying values of $86 million and $nil, respectively (December 31, 2011 – $86 million and $nil, respectively).

(d)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries. The Company’s revenues from operations (excluding attributable share of revenues from associates) for the years ended December 31 are as follows:

	2012	2011

Gold	$ 3,908	$ 3,912

Silver	815	795

Copper	366	338

Zinc	234	195

Lead	97	104

Other	15	18
	$ 5,435	$ 5,362

(e)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(f)

The $82 million of net income for the year ended December 31, 2012 (2011 – net income of $329 million), which reconciles the Company’s earnings from operations and associates of $2,170 million (2011 – $2,238 million) to the Company’s earnings before taxes of $2,252 million (2011 – $2,567 million), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis (note 13). Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended December 31, 2012, the change in accrued expenditures was an increase of $164 million (2011 – increase of $114 million).

(h)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

17.	GOODWILL

The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 16 as shown below:

	At December 31 2012	At December 31 2011

Cerro Negro	$ 975	$ 975

Red Lake	405	405

Peñasquito	283	283

Los Filos	74	74
	$ 1,737	$ 1,737

GOLDCORP    |  41

(In millions of United States dollars, except where noted)

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review. The recoverable amounts of CGUs with allocated goodwill as noted above have been determined by reference to the CGUs’ future after-tax cash flows expected to be derived from the Company’s mining properties less estimated costs to sell the mining properties. The after-tax cash flows have been determined based on life of mine after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. Cash flow projections beyond five years are based on life of mine plans assuming management estimates of long-term metal prices.

The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, production cost estimates, discount rates and exchange rates. Metal selling prices are estimated based on historical price volatility and market consensus pricing. For the 2012 year end annual assessment, metal prices assumptions ranged from $1,600 to $1,350 per ounce for gold; $30 to $24 per ounce for silver; $3.50 to $3.00 per pound for copper; $0.95 to $0.85 per pound for zinc; and $0.95 to $0.80 per pound for lead. The exchange rate assumption is based on management’s estimate of consensus long-term rates at the time of impairment assessment. The cash flow projections are discounted using an after-tax discount rate of 5% which represents the Company’s weighted-average cost of capital. A sustained 15% decrease in long-term metal prices assumptions, by itself, could have an adverse impact on the estimated recoverable amounts of the CGUs.

The Company has not recognized impairment losses on the goodwill balances as at December 31, 2012 and 2011.

18.	INVESTMENTS IN SECURITIES

	At December 31 2012	At December 31 2011

Equity securities – available-for-sale	$174	$ 222

Less: marketable securities classified as other current assets (note 12)	(12)	(15)
	$ 162	$ 207

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months. Those securities the Company does not intend to hold for the long-term are classified as marketable securities within other current assets. The equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized directly in other comprehensive income (note 23(b)).

GOLDCORP    |  42

(In millions of United States dollars, except where noted)

19.	OTHER NON-CURRENT ASSETS

	At December 31 2012	At December 31 2011

Sales/indirect taxes recoverable	$ 100	$ 41

Stockpiled ore (note 10)	115	81

Other	71	34
	$ 286	$ 156

20.	LONG TERM DEBT

	At December 31 2012	At December 31 2011

$863 million convertible senior notes	$ 783	$ 737

On June 5, 2009, the Company issued convertible senior notes (“the Notes” or “the Company’s Notes”) with an aggregate principal amount of $863 million. The Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Notes may convert the Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (note 23(c)(ii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Notes and the fair value of the conversion feature, and is accreted to the face value of the Notes over the term of the Notes using an annual effective interest rate of 8.57%.

Of the $63 million of interest incurred on the Notes for the year ended December 31, 2012 (2011 – $59 million), which includes $46 million of accretion (2011 – $42 million), $63 million has been capitalized as part of the costs of qualifying mining properties (2011 – $59 million) (note 13(a)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Consolidated Statements of Earnings.

GOLDCORP    |  43

(In millions of United States dollars, except where noted)

21.	PROVISIONS

	At December 31 2012	At December 31 2011

Reclamation and closure cost obligations	$ 519	$ 395

Less: current portion included in other current liabilities	(17)	(31)

	502	364

Other	16	11
	$ 518	$ 375

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. The present value of obligations relating to operating and inactive mines and development projects is currently estimated at $261 million, $221 million and $37 million, respectively (December 31, 2011 – $236 million, $137 million and $22 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2012 is $519 million (December 31, 2011 – $395 million). The undiscounted value of these obligations is $2,813 million (December 31, 2011 – $1,354 million), calculated using an effective weighted inflation rate assumption of 2% (December 31, 2011 – 2%). Accretion expense of $16 million has been charged to earnings for the year ended December 31, 2012 (2011 – $14 million) to reflect an increase in the carrying amount of the reclamation and closure cost obligations which has been determined using an effective weighted discount rate of 4.9% (note 6(g)). Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2012	2011

Reclamation and closure cost obligations – beginning of year	$ 395	$ 360

Reclamation expenditures	(21)	(23)

Accretion expense, included in finance costs (note 9)	16	14

Revisions in estimates and obligations incurred	129	44

Reclamation and closure cost obligations – end of year	$ 519	$ 395

GOLDCORP    |  44

(In millions of United States dollars, except where noted)

22.	INCOME TAXES

Years ended December 31	2012	2011

Current income tax expense	$ 535	$ 473

Deferred income tax (recovery) expense	(32)	213

Income taxes	$ 503	$ 686

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Years ended December 31	2012	2011

Earnings before taxes	$ 2,252	$ 2,567

Canadian federal and provincial income tax rates (a)	25.0%	26.5%

Income tax expense based on Canadian federal and provincial income tax rates	563	680

Increase (decrease) attributable to:

Impact of foreign exchange on deferred income tax assets and liabilities	(32)	89

Other impacts of foreign exchange	1	(9)

Non-deductible expenditures	24	30

Effects of different foreign statutory tax rates on earnings of subsidiaries	36	(68)

Non-taxable portion of gain on disposition of securities (note 23(b)(ii))	-	(45)

Non-taxable mark-to-market gains on convertible debt and Goldcorp share purchase warrants	(32)	(19)

Investment (write-ups) write-downs not tax effected	(5)	30

Changes in reserves for tax positions	(31)	6

Impact of increase in Québec mining tax rates	-	23

Provincial mining taxes and resource allowance	32	53

Impact of future income tax rates applied versus current statutory rates	(4)	(26)

Impact of Mexican inflation on tax values	(22)	(24)

Other	(27)	(34)

	$ 503	$ 686

(a)	The Canadian Federal corporate tax rate decreased from 16.5% to 15.0% in 2012, resulting in a decrease in the Company’s statutory tax rate from 26.5% to 25.0%.

Income tax (expenses) recoveries recognized in other comprehensive income (note 23(b)) are as follows:

Years ended December 31	2012	2011

Net valuation losses on available-for-sale investments recognized in other comprehensive income	$ 4	$ 26

Net valuation losses on available-for-sale investments recognized in net earnings	(8)	(11)

Gain on disposition of securities recognized in net earnings	1	42

	$ (3)	$ 57

GOLDCORP    |  45

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities are as follows:

	At December 31 2012	At December 31 2011

Deferred income tax assets (a)

Unused non-capital losses	$37	$27

Investment tax credits	24	36

Deductible temporary differences relating to:

Reclamation and closure cost obligations	119	91

Other	67	71

	247	225

Deferred income tax liabilities

Taxable temporary differences relating to:

Mining interests	(5,605)	(5,519)

Other	(184)	(266)

	(5,789)	(5,785)

Deferred income tax liabilities, net	$(5,542)	$(5,560)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. At December 31, 2012, the Company had alternative minimum tax (“AMT”) credits with a tax benefit of $16 million (December 31, 2011 – $12 million) which have not been recognised as deferred income tax assets. The AMT credits have no expiry date.

23.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at FVTPL

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At December 31 2012	At December 31 2011

Current derivative assets (note 12)

Foreign currency, heating oil, copper, lead and zinc contracts	$42	$20

Investments in warrants	-	1

	$42	$21

Current derivative liabilities

Foreign currency, heating oil, copper, lead and zinc contracts	$(30)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(38)	(37)

	$(68)	$(65)

Non-current derivative liabilities

Non-financial contract to sell silver to Silver Wheaton (i)	$(22)	$(53)

Conversion feature of convertible senior notes (iii)	(57)	(184)

	$(79)	$(237)

In addition, accounts receivable have been designated and classified as at FVTPL and loans and receivables by the Company as follows:

	At December 31 2012	At December 31 2011

Arising from sales of metal concentrates – classified as at FVTPL	$410	$292

Not arising from sales of metal concentrates – classified as loans and receivables	303	181

Accounts receivable	$713	$473

GOLDCORP    |  46

(In millions of United States dollars, except where noted)

The net gains (losses) on derivatives for the years ended December 31 were comprised of the following:

Years ended December 31	2012	2011

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$20	$14

Non-financial contract to sell silver to Silver Wheaton (i)	(20)	(26)

Share purchase warrants (ii)	-	33

	-	21

Unrealized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	20	-

Investments in warrants	(1)	(7)

Non-financial contract to sell silver to Silver Wheaton (i)	9	24

Share purchase warrants (ii)	-	(5)

Conversion feature of convertible senior notes (iii)	127	49

	155	61

	$155	$82

(i)	Non-financial contract to sell silver to Silver Wheaton

At December 31, 2012, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the remainder of the four contract years ending August 5, 2014 at a fixed price per ounce is $60 million (December 31, 2011 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $30.24 to $30.42 per ounce (December 31, 2011 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. Of the $60 million (December 31, 2011 – $90 million), $38 million (December 31, 2011 – $37 million) is included in current derivative liabilities with the remaining amount included in non-current derivative liabilities. The Company recorded a net loss on derivatives in the year ended December 31, 2012 of $11 million (2011 – net loss of $2 million) comprised of a realized loss of $20 million (2011 – realized loss of $26 million) on ounces delivered during the year and an unrealized gain of $9 million (2011 – unrealized gain of $24 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2012 were 2.4 million ounces (December 31, 2011 – 3.9 million ounces).

(ii)	Share purchase warrants

During the three months ended June 30, 2011, 7.8 million of the Company’s 9.2 million share purchase warrants were exercised for total proceeds of C$350 million ($358 million). The Company reclassified $14 million from current liabilities to share capital, representing the fair value of the share purchase warrants on the dates of exercise. The Company’s remaining 1.4 million outstanding share purchase warrants expired unexercised on June 9, 2011.

The Company recorded a $28 million net gain on derivatives in the Consolidated Statement of Earnings during the year ended December 31, 2011 representing the change in fair value of share purchase warrants outstanding during the period to the dates of exercise or expiry.

(iii)	Conversion feature of convertible senior notes

At December 31, 2012, non-current derivative liabilities included $57 million (December 31, 2011 – $184 million) representing the fair value of the conversion feature of the Company’s Notes outstanding (note 20). During the year ended December 31, 2012, the Company recognized an unrealized gain of $127 million on derivatives, representing the change in fair value of the conversion feature of the Company’s Notes during the year (2011 – $49 million unrealized gain).

GOLDCORP    |  47

(In millions of United States dollars, except where noted)

(b)	Financial assets classified as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 12)) and other equity securities (classified as non-current (note 18)) are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31 were as follows:

	2012	2011

Mark-to-market losses on equity securities	$(56)	$(225)

Deferred tax recovery in OCI	4	26

Mark-to-market losses on available-for-sale securities, net of tax	(52)	(199)

Reclassification adjustment for impairment losses recognized in net earnings, net of tax of $8 million (i)	63	76

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings, net of tax of $1 million (2011 – $42 million) (ii)	(3)	(294)

	$8	$(417)

(i)

The Company recognized an impairment expense of $71 million (2011 – $87 million) on certain of its equity and marketable securities resulting from continued declines in the market prices of the underlying securities. As a result, the $63 million, net of tax of $8 million, mark-to-market losses previously recognised in OCI were reclassified to net earnings (2011 – $76 million, net of tax of $11 million).

(ii)

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million. A $1 million loss on disposal of marketable securities was recognized during the fourth quarter of 2011.

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

GOLDCORP    |  48

(In millions of United States dollars, except where noted)

At December 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the Consolidated Balance Sheets at fair value are categorized as follows:

	December 31, 2012		December 31, 2011
	Level 1	Level 2	Level 1	Level 2

Cash and cash equivalents (note 27)	$918	$-	$1,502	$-

Marketable securities (note 12)	12	-	15	-

Accounts receivable arising from sales of metal concentrates (note 23(a))	-	410	-	292

Investments in warrants (note 23(a)(ii))	-	-	1	-

Investments in equity securities (note 18)	162	-	207	-

Current derivative assets (note 23(a))	-	42	-	21

Current derivative liabilities (note 23(a))	-	(68)	-	(65)

Non-current derivative liabilities:

Non-financial contract to sell silver to Silver Wheaton (note 23(a)(i))	-	(22)	-	(53)

Conversion feature of convertible senior notes (note 23(a)(iii))	-	(57)	-	(184)

At December 31, 2012, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheet at fair value that would be categorized as level 3 in the fair value hierarchy above (December 31, 2011 – $nil).

There were no transfers between level 1 and level 2 during the years ended December 31, 2012 and 2011.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 23(a)(i)).

Conversion feature of convertible senior notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Notes at the balance sheet date, and which are considered to be traded in an active market (note 23(a)(iii)).

GOLDCORP    |  49

(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheet

At December 31, 2012, the carrying amounts of accounts receivable not arising from sales of metal concentrates, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

Convertible senior notes:

The initial recognition amount of the liability component of the Company’s Notes has been accreted from June 5, 2009 to December 31, 2012 based on an annual effective interest rate of 8.57% (note 20). Management estimates the market interest rate on similar borrowings without the conversion feature has decreased to approximately 1.52% per annum as at December 31, 2012. Accordingly, the fair value of the liability component of the Company’s Notes has increased to $876 million, compared to a carrying amount of $790 million, which includes $7 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2012.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted during the year ended December 31, 2012 based on an annual effective interest rate of 5.50% (note 11). Management estimates the market interest rate on similar borrowings has increased to approximately 5.78% per annum as at December 31, 2012. Accordingly, the fair value of the Primero 5-year Promissory Note has decreased to $41 million, compared to a carrying amount of $42 million (note 11).

(d)	Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks to which it is exposed in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2012 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

GOLDCORP    |  50

(In millions of United States dollars, except where noted)

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2012	At December 31 2011

Cash and cash equivalents (note 27)	$918	$1,502

Accounts receivable (note 23(a))	713	473

Other receivables (note 12)	45	-

Money market investments (note 12)	-	272

Current and non-current derivative assets (note 23(a))	42	21

Current and non-current notes receivable (note 11)	42	82

Accrued interest receivable (note 12)	-	5

	$1,760	$2,355

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

During the year ended December 31, 2012, the Company generated cash flows from operations of $2,097 million (2011 – $2,366 million). At December 31, 2012, Goldcorp held cash and cash equivalents of $918 million (December 31, 2011 – $1,502 million), of which $161 million (December 31, 2011 – $44 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2012, the Company had working capital of $1,127 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,131 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5-year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility was not used during 2012.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At December 31, 2012, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million).

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating

GOLDCORP    |  51

(In millions of United States dollars, except where noted)

margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2012, the Company had drawn $45 million against the credit facility.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2012					At December 31 2011
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (a)	$879	$-	$-	$-	$879	$612
Current and non-current derivative liabilities (note 23(a))	68	23	-	-	91	123
Debt re-payments (principal portion) (note 20)	-	863	-	-	863	863
Interest payments on convertible senior notes (note 20)	17	17	-	-	34	52
Capital expenditure commitments	743	21	-	-	764	765
Reclamation and closure cost obligations (note 21)	18	45	45	2,705	2,813	1,354
Minimum rental and lease payments	12	12	3	22	49	11
Other	55	7	4	64	130	72
	$1,792	$988	$52	$2,791	$5,623	$3,852

(a)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

At December 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $427 million (December 31, 2011 – $308 million).

In the opinion of management, the working capital at December 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2013 is $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $743 million (December 31, 2011 – $765 million) including $292 million relating to the Cerro Negro Project, $123 million relating to the Éléonore project, $67 million relating to the El Morro project, and $88 million representing the Company’s share of committed capital expenditures of its associates.

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

GOLDCORP    |  52

(In millions of United States dollars, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2012, the Company had $5.5 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2012	Cash and cash equivalents	Accounts receivable and other current and non- current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$105	$(88)	$(351)	$(880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	168	117	(51)	(167)	(1,319)
Guatemalan quetzal	-	11	(2)	(38)	(18)
Chilean peso	1	10	-	(9)	-
	$239	$383	$(187)	$(651)	$(5,066)
At December 31, 2011
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)

During the year ended December 31, 2012, the Company recognized a loss of $5 million on foreign exchange (2011 – gain of $3 million). Based on the above net exposures, excluding income taxes receivable (payable), current and non-current and deferred income tax liabilities at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012, the Company recognized a net foreign exchange gain of $33 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net loss of $84 million). Based on the above net exposures relating to income taxes at December 31, 2012, a 10% depreciation or appreciation of the above currencies against

GOLDCORP    |  53

(In millions of United States dollars, except where noted)

the US dollar would result in an approximate $116 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms (note 23(a)).

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables. At December 31, 2012, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note is exposed to interest rate risk as a result of the fixed interest rate earned (note 11). The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2012 on its revolving credit facility was nil% (2011 – nil%). The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and cash equivalents was 0.21% (2011 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 23(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $17 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2012, the Company has entered into heating oil contracts to manage its exposure to fuel prices (note 23(a)). Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

24.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

GOLDCORP    |  54

(In millions of United States dollars, except where noted)

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

	At December 31 2012	At December 31 2011

Shareholders’ equity	$22,716	$21,272

Long-term debt	783	737

Short-term Argentine peso credit facility (note 23(d)(ii))	45	-

	23,544	22,009

Less: Cash and cash equivalents	(918)	(1,502)

Money market investments	-	(272)

	$22,626	$20,235

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2012, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

25.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 1.6 million stock options to its employees and officers during the year ended December 31, 2012, which vest over a period of 3 years, are exercisable at C$35.66 to C$48.72 per option, expire in 2017, and have a total fair value of $19 million at the date of grant. The Company granted 6.0 million stock options during the year ended December 31, 2011, which vest over a period of 3 years, are exercisable at C$46.76 to C$48.16 per option, expire in 2016 and have a total fair value of $79 million at date of grant.

The fair value of stock options granted is calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011

Expected life	3.1 years	3.0 years

Expected volatility	37.6%	42.7%

Expected dividend yield	1.1%	0.8%

Estimated forfeiture rate	9.0%	9.0%

Risk-free interest rate	1.1%	2.0%

Weighted average share price of options granted	$48.40	$49.31

Weighted average fair value per option	$12.76	$14.49

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

GOLDCORP    |  55

(In millions of United States dollars, except where noted)

The following table summarizes the changes in outstanding stock options during the years ended December 31:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2011	15,693	$37.41

Granted	5,992	48.15

Exercised	(3,486)	34.56

Forfeited	(625)	41.55

At December 31, 2011	17,574	$41.49

At January 1, 2012	17,574	$41.49

Granted	1,592	48.31

Exercised	(1,200)	36.85

Forfeited	(1,621)	46.37

At December 31, 2012	16,345	$42.01

During the year ended December 31, 2012, the weighted average share price at the date of exercise was C$43.88 (2011 – C$50.57).

The following table summarizes information about the Company’s stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)

$16.87 – $19.23	672	$18.48	1.9	672	$18.48	1.9

$24.40 – $25.71	632	25.64	4.4	632	25.64	4.4

$28.84 – $31.93	632	31.02	3.5	632	31.02	3.5

$34.39 – $37.82	2,210	35.72	1.4	2,175	35.72	1.4

$39.36 – $40.79	1,542	39.76	0.5	1,514	39.76	0.5

$44.50 – $46.76	4,351	44.53	2.4	2,769	44.52	2.4

$48.16 – $48.72	6,306	48.28	3.4	1,710	48.16	3.2

	16,345	$42.01	2.6	10,104	$38.77	2.2

(b)	Restricted share units

The Company issued 1.2 million RSUs during the year ended December 31, 2012, 35,000 of which vested immediately and the remainder vest over 3 years and which have a total fair value of $55 million at the date of issuance (weighted average fair value per RSU – $49.46). There were 0.5 million RSUs issued during the year ended December 31, 2011, 31,500 of which vested immediately and the remainder vest over 3 years and which have a total fair value of $24 million at the date of issuance (weighted average fair value per RSU – $49.52). At December 31, 2012, there were 1.4 million RSUs outstanding (December 31, 2011 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the year ended December 31, 2012 and recorded as share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $81 million (2011 – $93 million).

GOLDCORP    |  56

(In millions of United States dollars, except where noted)

(d)	Performance share units compensation expense

During the year ended December 31, 2012, the Company issued 0.2 million PSUs (2011 – 0.3 million PSUs); with a total fair value of $8 million (2011 – $15 million) at date of issuance. The fair value of PSUs granted during the years ended December 31 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2012	2011

Expected life	3 years	3 years

Expected volatility	37.2%	44.8%

Expected dividend yield	< 1.0%	< 1.0%

Estimated forfeiture rate	9.0%	9.1%

Risk-free interest rate	1.1%	3.4%

Weighted average share price	$47.62	$45.10

Total share-based compensation expense included in corporate administration in the Consolidated Statements of Earnings relating to PSUs for the year ended December 31, 2012 and recorded as liabilities was $1 million (2011 – $7 million).

At December 31, 2012, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities was $3 million and $5 million, respectively (December 31, 2011 – $nil and $7 million). At December 31, 2012, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2011 – $nil).

(e)	Employee share purchase plan

During the year ended December 31, 2012, the Company recorded compensation expense of $4 million (2011 – $4 million) in corporate administration and production costs in the Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan.

(f)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

26.	PER SHARE INFORMATION

Net earnings per share were calculated based on the following:

Years ended December 31	2012	2011

Basic net earnings	$1,749	$1,881

Effect of dilutive securities:

Share purchase warrants – change in fair value recognized in earnings during the year	-	(28)

Conversion feature of convertible senior notes – change in fair value recognized in earnings	(127)	(49)

Diluted net earnings	$1,622	$1,804

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(In millions of United States dollars, except where noted)

Net earnings per share from operations and net earnings per share for the years ended December 31 were calculated based on the following:

(in thousands)	2012	2011

Basic weighted-average number of shares outstanding	810,409	804,467

Effect of dilutive securities:

Stock options	1,116	2,412

Restricted share units	1,362	728

Share purchase warrants	-	314

Convertible senior notes	18,073	17,975

Diluted weighted average number of shares outstanding	830,960	825,896

The weighted average number of stock options outstanding during the year ended December 31, 2012 was 16.1 million (2011 – 16.5 million), of which 5.7 million was dilutive (2011 – 11.8 million) and included in the above tables. The effect of the remaining 10.4 million stock options (2011 – 4.7 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$41.26 (2011 – C$48.05).

During the year ended December 31, 2011, the Company’s share purchase warrants were exercised or expired (note 23(a)(ii)). The effect of 9.2 million share purchase warrants outstanding prior to the date of exercise or expiry for the year ended December 31, 2011 was dilutive and has been included in the above tables.

Dividends declared:

During the year ended December 31, 2012, the Company declared and paid to its shareholders dividends of $0.54 per share for total dividends of $438 million (2011 – $0.41 per share for total dividends of $330 million). For the period January 1, 2013 to February 14, 2013, the Company declared dividends payable of $0.10 per share for total dividends of approximately $81 million.

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	2012	2011

Change in operating working capital

Accounts receivable	$(294)	$(76)

Inventories and stockpiled ore	(138)	(157)

Accounts payable and accrued liabilities	75	(9)

Income taxes payable	47	(59)

Other	(1)	(25)

	$(311)	$(326)

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(In millions of United States dollars, except where noted)

Years ended December 31	2012	2011

Operating activities include the following cash received (paid):

Interest received	$5	$3

Interest paid	(2)	(2)

Income taxes received	45	53

Income taxes paid	(548)	(583)

Investing activities of continuing operations include the following cash received:

Net proceeds from the sale of the Osisko shares	$-	$519

Proceeds from the maturity of money market investments and sale of other securities	289	216

	$289	$735

Investing activities of discontinued operations include the following cash received (paid):

Income taxes paid	$-	$(88)

Principal repayment on Primero Notes	10	30

	$10	$(58)

	2012	2011

Cash and cash equivalents (a) are comprised of:

Cash	$493	$160

Short-term money market investments	425	1,342

	$918	$1,502

(a)	At December 31, 2012, $161 million (2011 – $44 million) is held by the Company’s joint ventures and is not available for use by the Company.

28.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, its joint ventures (note 3(c)) and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2012	2011

Short-term employee benefits (i)	$10	$11

Post-employment benefits	1	1

Other long-term benefits	5	8

Share-based compensation	11	16

	$27	$36

(i)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

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(In millions of United States dollars, except where noted)

29.	OTHER COMMITMENTS

Power delivery agreement

On January 21, 2011 (“the effective date”), the Company signed an agreement with a third party for the construction of a power plant by the third party to deliver electricity to the Peñasquito mine for a period of twenty years upon completion of construction with an option to renew by the Company for three additional five-year periods. Following receipt of the necessary authorizations and completion of project financing, the Company issued notice to commence construction on December 14, 2012. Construction is expected to be completed in 2015. The Company retains the right to terminate the agreement if substantial completion of the construction of the plant is not achieved within forty-two months of issuance of notice to proceed with construction. The Company has assessed that upon commencement of the power supply to the Peñasquito mine, the future purchase of electricity to which the Company has committed will be accounted for as a lease.

30.	OTHER CONTINGENCIES

(a)

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was previously issued by the Chilean environmental authority (“SEA”). On April 27, 2012, the Supreme Court of Chile affirmed the relief granted by the Court of Appeals and suspended the approval resolution until specific deficiencies are corrected by the SEA. As a result, the SEA initiated an administrative process in June of 2012 to address the deficiencies identified by the courts. On August 7, 2012, the CAHA filed another constitutional action against the SEA seeking to invalidate the administrative process which was initiated by the SEA. The SEA filed a response with the court defending the validity of the administrative process on September 25, 2012. El Morro requested approval of the Court to participate as an interested third party and filed its own defense of the administrative process. The Court of Appeals of Copiapo heard the oral arguments of all parties on October 23, 2012 and, on October 29, 2012, it issued a resolution in favour of the SEA, thereby confirming the validity of the administrative process. This decision was ultimately upheld by the Supreme Court on December 6, 2012.

(b)

Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

31.	SUBSEQUENT EVENTS

(a)	Pueblo Viejo commercial production

On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine in the Dominican Republic by Barrick, the mine operator.

GOLDCORP    |  60

(In millions of United States dollars, except where noted)

HEAD OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

Canada

Telephone:    (604) 696-3000

Fax:               (604) 696-3001

Website:         goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5

Canada

Telephone:    (416) 865-0326

Fax:               (416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502

United States

Telephone:    (775) 827-4600

Fax:               (775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 – 15

Lomas de Chapultepec

11000 Mexico, D.F.

Telephone:     52 (55) 5200-9600

STOCK EXCHANGE LISTING

Toronto Stock Exchange:      G

New York Stock Exchange:   GG

TRANSFER AGENT

CIBC Mellon Trust Company

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada

Toll free in Canada and the US:

               (800) 387-0825

Outside of Canada and the US:

               (416) 643-5500

Email:     inquiries@cibcmellon.com

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:        (800) 567-6223

Email:             info@goldcorp.com

AUDITORS

Deloitte LLP

Vancouver, BC

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